

April 17, 2015

Via E-mail
Mr. Eugene G. Ballard
Chief Financial Officer
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

> **Re:** **W. R. Berkley Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-15202**

Dear Mr. Ballard:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Notes to the Consolidated Financial Statements

(13) Fair Value Measurement, page 71

2. Refer to your disclosure of fixed maturity securities herein and in Notes (4) and (12). It is not clear to us why further disaggregation of your fixed maturity securities is not warranted. Please provide us analyses under ASC 320-10-50-1B and 820-10-50-2B supporting your determination of "major security types" and "classes" of securities that

you present. In this regard, tell us your basis for the disaggregation of fixed maturity securities in the table on page 46 under "Investments."

3. Refer to the second paragraph herein as applicable to your level 2 fixed maturity securities. You indicate that you use "pricing models and processes." You also indicate that the "Company determines fair value based on independent broker quotations and other observable market data." These disclosures do not describe the valuation technique(s) you use to determine fair value. Please provide us, for each "class" (see comment one above) of level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

<u>(14) Reserves for Losses and Loss Expenses, page 74</u>

4. Please tell us how your discounting of reserves for the non-proportional business complies with Staff Accounting Bulletin Topic 5.N., which suggests that discounting be limited to "settled claims" in which "the payment pattern and ultimate cost are fixed and determinable on an individual claim basis."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 or me at (202) 551-3679 if you have any questions.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant